                                                                    EXHIBIT 99.2

                                 HOLLINGER INC.
                             PROVIDES STATUS UPDATE

     Toronto, Canada, June 15, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws.

     Hollinger continues to devote resources to the completion and filing of its financial statements as soon as practicable. Hollinger has made further requests for access to Hollinger International Inc.'s financial records, its management personnel and the working papers of Hollinger International Inc.'s auditors in order to allow for the preparation and audit of Hollinger's financial statements. In the event that such access is not forthcoming in the near future, Hollinger intends to take such further steps as it deems necessary or appropriate in order to compel such access.

     In the interim, Hollinger intends to release alternative financial statements within the next several weeks. Such financial statements will include unaudited annual financial statements for the year ended December 31, 2003 and unaudited interim financial statements for the first quarter ended March 31, 2004.

     As a result of the continuing lack of co-operation from Hollinger International Inc., Hollinger will also be delayed in filing its annual report on Form 20-F (which is required to include audited annual financial statements) for the year ended December 31, 2003 with the United States Securities and Exchange Commission (the "SEC") by the required filing date under applicable United States securities laws, namely June 30, 2004. The failure by Hollinger to file its annual report with the SEC by that date will, absent relief from the holders of Hollinger's senior secured notes due 2011 (the "Notes"), result in a default under the terms of the indenture (the "Indenture") governing the Notes. Until the default is remedied or a waiver is provided by holders of the Notes, the terms of the Indenture will prevent Hollinger from honouring retractions of its Retractable Common Shares and Series II Preference Shares on and after July 1, 2004.

     Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:                         For more information, please contact:
Jim Badenhausen                        Hollinger Inc.
646-805-2006                           Fred A. Creasey
                                       416-363-8721

                              www.hollingerinc.com